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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           THE FORSCHNER GROUP, INC.
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)


                                   346590102
                                 (CUSIP Number)


                           Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                 March 27, 1994
           (Dates of Events Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]


Check the following box if a fee is being paid with this statement.

                                      [x]







Page 1 of 11 Pages.


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 CUSIP No.                         13D                        Page 2 of 11 Pages
 346590102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Victorinox AG

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS WC

5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

6    CITIZENSHIP OR PLACE OF  ORGANIZATION
                                         Switzerland

 NUMBER OF        7   SOLE VOTING POWER
  SHARES
BENEFICIALLY      8   SHARED VOTING POWER
 OWNED BY                                 675,500
   EACH
 REPORTING        9   SOLE DISPOSITIVE POWER
PERSON WITH

                 10   SHARED DISPOSITIVE POWER
                                          675,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    675,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.3%

14   TYPE OF REPORTING PERSON
                                       CO


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 CUSIP No.                         13D                        Page 3 of 11 Pages
 346590102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Charles Elsener, Sr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
                                     N/A

5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

6    CITIZENSHIP OR PLACE OF  ORGANIZATION
                                         Switzerland

 NUMBER OF        7   SOLE VOTING POWER
  SHARES
BENEFICIALLY      8   SHARED VOTING POWER
 OWNED BY                                 675,500
   EACH
 REPORTING        9   SOLE DISPOSITIVE POWER
PERSON WITH

                 10   SHARED DISPOSITIVE POWER
                                          675,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    675,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.3%

14   TYPE OF REPORTING PERSON
                                       IN

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Item 1  - Security and Issuer.

     This Schedule 13D filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the ownership of shares of Common Stock, par value $.10 per share ("Common Stock"), of The Forschner Group, Inc., a Delaware corporation ("Forschner").

     The address of Forschner's principal executive office is One Research Drive, Shelton, Connecticut 06484.


Item 2 - Identity and Background.

     This statement is being filed on behalf of Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland and the President and controlling stockholder of Victorinox ("Mr. Elsener").

     Victorinox is a manufacturer of cutlery and pocket knives. The address of Victorinox's principal business and principal office, and Mr. Elsener's business address, is Victorinox Cutlery Company, CH-6438, Ibach-Schwyz, Switzerland. Mr. Elsener's principal occupation is Chief Executive Officer of Victorinox.




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     During the last five years, neither Victorinox nor Mr. Elsener,  nor to the best knowledge of Victorinox, any director or executive officer of Victorinox, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Victorinox nor Mr. Elsener, nor to the best knowledge of Victorinox, any director or executive officer of Victorinox, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Each of Victorinox and Mr. Elsener is responsible for the completeness and accuracy of only that information concerning each of Victorinox and Mr. Elsener, respectively, contained herein, or in any subsequent amendment and is not responsible for the completeness or accuracy of any information concerning the other party. Neither Victorinox nor Mr. Elsener knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other party



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contained in such amendment is inaccurate at the time of such execution.


Item 3.  Source and Amount of Funds or Other Consideration.

     During the period of March 3 through April 5, 1995, Victorinox purchased a total of 675,500 shares of Common Stock of Forschner in open market transactions for an aggregate purchase price (including brokerage commissions) of $7,432,228.20, paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction.

     Victorinox acquired the Shares for investment purposes.

     Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Forschner, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

          (a)  The  acquisition  by  any  person  of  additional  securities  of
     Forschner,   or  the  disposition  of  securities  of  Forschner;



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         (b)  An   extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization   or   liquidation,  involving   Forschner  or  any  of  its
     subsidiaries;

          (c) A sale or transfer of a material amount of assets of Forschner or any of its subsidiaries;

          (d) Any change in the present board of directors or management of Forschner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of Forschner;

          (f) Any other material change in Forschner's business or corporate structure;

          (g)   Changes  in   Forschner's   charter,   by-laws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of Forschner by any person;

          (h) Causing a class of securities of Forschner to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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          (i) A class of equity  securities of Forschner  becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) Victorinox is the beneficial owner of an aggregate of 675,500 shares of Common Stock, constituting approximately 8.3% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the shares of Common Stock held by Victorinox and thus may be deemed to be the beneficial owner of 675,500 shares of Common Stock, constituting approximately 8.3% of the issued and outstanding shares of Common Stock as of the date hereof.

     (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote and to dispose or direct disposition of 675,500 shares of Common Stock held by Victorinox.



     (c) Except for the open market purchases made by Victorinox as set forth below, there were no transactions in Common Stock

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effected  during the past 60 days by the persons named in response  to paragraph
(a) of Item 5.

            Date                    Number of                 Purchase Price
                                      Shares                     Per Share(1)

     March 3, 1995                    16,500                     $ 11.06
     March 6, 1995                     1,000                     $ 10.87
     March 8, 1995                     5,500                     $ 10.81
     March 8, 1995                    72,000                     $ 10.81
     March 10, 1995                   33,000                     $ 11.10
     March 10, 1995                    5,000                     $ 10.68
     March 10, 1995                    2,000                     $ 11.10
     March 10, 1995                   12,500                     $ 10.68
     March 10, 1995                    2,500                     $ 10.62
     March 13, 1995                   55,000                     $ 10.63
     March 15, 1995                   15,000                     $ 10.72
     March 16, 1995                   10,400                     $ 10.72
     March 17, 1995                   23,000                     $ 11.02
     March 21, 1995                   15,600                     $ 11.19
     March 21, 1995                  100,000                     $ 11.30
     March 23, 1995                   15,500                     $ 10.97
     March 24, 1995                    2,400                     $ 11.00
     March 27, 1995                  108,000                     $ 11.13
     March 29, 1995                   20,000                     $ 11.00
     March 31, 1995                    5,000                     $ 10.94
     March 31, 1995                    4,000                     $ 11.00
     April 3, 1995                    20,000                     $ 11.00
     April 4, 1995                    31,600                     $ 10.96
     April 5, 1995                   100,000                     $ 11.10

- ------------------
(1) Exclusive of brokerage commissions.

     (d) No person other than Mr. Elsener and Victorinox has the right to receive or the power to direct the

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receipt  of  dividends  from the shares of Common Stock  beneficially  owned  by him or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.


Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Forschner, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     (a) None.




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     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 1995
                                              VICTORINOX AG

                                              By:  /s/ Charles Elsener, Sr.
                                                 ----------------------------
                                                       Charles Elsener, Sr.




                                                   /s/ Charles Elsener, Sr.
                                                 ----------------------------
                                                       Charles Elsener, Sr.




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